EXHIBIT 99.1

Equinor ASA: Notifiable trading

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has bought shares in Equinor ASA:

Torgrim Reitan, executive vice president in Equinor ASA, has on 12 August 2019 bought 7,500 shares in Equinor ASA at a price of NOK 149,47 per share. Reitan will after the transaction in total hold 48,664 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act